EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77B:
  Accountants report on internal control

EXHIBIT B:
  Attachment to item 77E:
  Legal proceedings
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EXHIBIT A:
Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of RS Investment Trust

In planning and performing our audits of the financial statements of RS Diversified Growth Fund, RS Emerging Growth Fund, RS Growth Fund (formerly RS Value + Growth Fund), The Information Age Fund(r), RS Internet Age Fund(r), RS MidCap Opportunities Fund, RS Smaller Company Growth Fund, RS Global Natural Resources Fund, RS Partners Fund, and RS Value Fund (formerly RS Contrarian Value
Fund) (each constituting a series of the RS Investment Trust and hereinafter referred to as the "Funds") for the year ended December 31, 2004, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entity's objective of preparing financial statements for external purposes that are fairly presented in conformity with generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use or disposition.

Because of inherent limitations in internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). A material weakness, for purposes of this report, is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities that we consider to be material weaknesses as defined above as of December 31, 2004.

This report is intended solely for the information and use of the Board of Trustees, management and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
San Francisco, California
February 18, 2005




EXHIBIT B:
RS Investment Trust

Sub-Item 77E:  Legal Matters

On October 6,2004,RS Investments entered into settlement agreements with the Securities and Exchange Commission (the "SEC") and the Office of the New York State Attorney General (the "NYAG"). The settlement agreements relate to certain investors' frequent trading of shares of RS Emerging Growth Fund during 2000 through 2003. In its settlement with the SEC, RS Investments consented to the entry of an order by the SEC (the "SEC Order") instituting and settling administrative and cease-and-desist proceedings against it.

Under the terms of the settlement agreements, RS Investments will pay disgorgement of $11.5 million and a civil money penalty of $13.5 million for a total payment of $25 million, all of which will be distributed to certain current and former shareholders of the Funds in a manner to be determined by an independent consultant. The settlement agreement with the NYAG also requires RS Investments to reduce its management fee for certain Funds in the aggregate amount of approximately $5 million over a period of five years. In addition, RS Investments has made a number of undertakings to the SEC and the NYAG relating to compliance, ethics, and legal oversight and mutual fund governance and disclosure.

G. Randall Hecht, the co-president of the Trust and the former chairman of the Board of Trustees of the Trust, was also named a respondent in the SEC Order and consented to its entry. As part of the settlement agreement with the SEC, Mr. Hecht agreed, among other things, to pay a civil money penalty, not to serve as a Trustee of the Trust for a period of five years, and to limit his duties with RS Investments (of which he is co-chief executive officer along with Terry R. Otton) for twelve months.

Steven M. Cohen, the former treasurer of the Trust and former chief financial officer of RS Investments, was also named a respondent in the SEC Order and consented to its entry. As part of the settlement agreement with the SEC, Mr. Cohen agreed to, among other things, a civil money penalty and suspensions from association with any investment adviser or registered investment company for nine months and from serving as an officer or director of any investment company or investment adviser for an additional two years. In addition, in accordance with the settlements, Mr. Cohen resigned as an officer and employee of RS Investments. RS Investments and Messrs. Hecht and Cohen neither admit nor deny the findings set forth in the SEC Order, and RS Investments neither admits nor denies the findings in its settlement agreement with the NYAG. A copy of the SEC Order is available on the SEC's website at www.sec.gov and a copy of the settlement agreement with the NYAG is available on the NYAG's website at www.oag.state.ny.us. RS Investments, and not the RS Funds, will bear all the costs of complying with the settlements, including payments of disgorgement and civil penalties (except those paid by Mr. Hecht and Mr. Cohen individually) and associated legal fees relating to these regulatory proceedings. It is possible that these matters and/or related developments may result in increased Fund redemptions and reduced sales of Fund shares, which could result in increased costs and expenses, or may otherwise adversely affect the Funds.

Since the announcement of those settlements, three apparently related civil lawsuits have been commenced (Richard Rozgay v. RS Investment Trust et al. (N.D. Cal., Docket No. C04-4827), James Blevins v. RS Investment Trust et al. (N.D. Cal., Docket No. C04-4826), and Parthasarathy v. RS Diversified Growth Fund et al. (D.Md., Case No. 1:04-cv-03798-JFM)) against RS Investments, the Trust, each of the Funds, and certain current or former employees and officers of the Trust or RS Investments. The factual allegations made in these actions generally track the facts recited in the SEC and NYAG settlements including the allegations that Fund prospectuses were false and misleading. Each of the first two lawsuits alleges a variety of theories for recovery, including, among others, that all defendants violated sections 36(a) and 36(b) of the Investment Company Act of 1940 and all defendants breached fiduciary duties to the plaintiff. The third lawsuit alleges a variety of theories for recovery, including, among others, that some or all defendants violated, or caused to be violated, section 11 of the Securities Act of 1933 and section 10(b) of the Securities Exchange Act of 1934. The actions purport to be brought on behalf of a specified class of investors in the Funds and do not quantify any relief requested. Additional lawsuits arising out of the same circumstances and presenting similar or different or additional allegations may be filed against the Funds, RS Investments, or their affiliates in the future. RS Investments does not believe that the pending actions will materially affect its ability to continue to provide to the Funds the services it has agreed to provide. It is not possible at this time to predict whether these litigations will have any material adverse effect on any of the Funds.

A derivative action has been commenced against RS Investments, PFPC Distributors, each of the current
Trustees and one former Trustee (and RS Emerging Growth Fund as a nominal defendant) seeking injunctive relief and damages for breaches of fiduciary duties under federal and state law by each of the named defendants arising in connection with RS Emerging Growth Fund's payments under the Trust's Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 during periods when the Fund's shares were sold only to certain classes of investors. RS Investments does not believe that the derivative litigation will materially affect its ability to continue to provide to the Emerging Growth Fund the services it has agreed to provide. It is not possible at this time to predict whether this derivative litigation will have any material adverse effect on RS Emerging Growth Fund or any other of the Funds.